FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Plan fiscal year ended December 31, 2006

Commission File Number 1-812

UNITED TECHNOLOGIES CORPORATION

EMPLOYEE SAVINGS PLAN

UNITED TECHNOLOGIES CORPORATION

One Financial Plaza

Hartford, Connecticut 06103

UNITED TECHNOLOGIES CORPORATION

EMPLOYEE SAVINGS PLAN

Index to Financial Statements

December 31, 2006 and 2005

FINANCIAL STATEMENTS OF THE UNITED TECHNOLOGIES CORPORATION

EMPLOYEE SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

United Technologies Corporation

Employee Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the United Technologies Corporation Employee Savings Plan (the “Plan”) at December 31, 2006 and December 31, 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 2, effective for plan years ended after December 15, 2006, FASB Staff Position Nos. AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Audit Guide and Defined Contribution Health and Welfare and Pension Plans, was required to be implemented. Therefore the presentation of the 2006 and 2005 financial statement amounts include the presentation of fair value with an adjustment to contract value for such investments.

/s/ PricewaterhouseCoopers LLP
Hartford, Connecticut
June 29, 2007

UNITED TECHNOLOGIES CORPORATION

EMPLOYEE SAVINGS PLAN

Statements of Net Assets Available for Benefits

(Thousands of Dollars)

	December 31, 2006	December 31, 2005
Assets:
Investment in Master Trust, at fair value	$13,863,267	$12,628,386
Contributions receivable:
Participants’	832	553
Employer’s	52	58

Net assets available for benefits, at fair value	13,864,151	12,628,997
Adjustment from fair value to contract value for interest in Master Trust relating to fully benefit-responsive investment contracts	(170,110)	(164,121)

Net assets available for benefits	$13,694,041	$12,464,876

The accompanying notes are an integral part of these financial statements.

UNITED TECHNOLOGIES CORPORATION

EMPLOYEE SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

(Thousands of Dollars)

Year Ended December 31, 2006
Additions to net assets attributed to:
Investment Income:
Plan interest in net appreciation and investment income of Master Trust	$1,412,715
Contributions:
Participants’	319,784
Employer’s	17,062

Total additions	1,749,561

Deductions from net assets attributed to:
Distributions to participants or beneficiaries	653,534
Interest expense	26,740
Administrative expenses	2,461

Total deductions	682,735

Net increase prior to transfers	1,066,826

Plan transfers:
Assets transferred into Plan	162,392
Assets transferred (out) of Plan	(53)

Net transfers	162,339

Net increase	1,229,165
Net assets available for benefits, December 31, 2005	12,464,876

Net assets available for benefits, December 31, 2006	$13,694,041

The accompanying notes are an integral part of these financial statements.

UNITED TECHNOLOGIES CORPORATION

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

NOTE 1 - DESCRIPTION OF THE PLAN

General. The United Technologies Corporation Employee Savings Plan (the “Plan”) is a defined contribution savings plan administered by United Technologies Corporation (“UTC,” the “Corporation,” or the “Company”). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Generally, non-represented employees of the Corporation and in participating business units of UTC are eligible to participate in the Plan immediately upon employment with UTC. Participants are eligible for matching employer contributions after one year of service. The following is a brief description of the Plan. For more complete information, participants should refer to the prospectus and summary plan description as well as the Plan document, which are available from UTC.

Contributions and Vesting. The percentages of total compensation participants may elect to contribute, through payroll deductions, varies depending on the provisions of the Plan specific to a participant’s location. Participants direct the investment of their contributions into various investment options offered by the Plan through the United Technologies Corporation Employees Savings Plan Master Trust (“Master Trust”). Through the Master Trust, the Plan offers 15 mutual funds, seven commingled index funds, one stable value fund, and a company stock fund as investment options to participants. The Master Trust also includes a money market fund that is primarily used for transitioning or merging plans. Participant contributions, plus actual earnings thereon, are fully vested at all times under the Plan.

Generally, UTC matches up to 60 percent of a participant’s contributions, up to specified limits, in UTC Common Stock (“Common Stock”), with a different match percentage at certain locations. Generally, employer contributions plus actual earnings thereon, become fully vested after two years of Plan participation.

UTC has established a leveraged Employee Stock Ownership Plan (“ESOP”) to fund the employer matching contributions to the Plan. The ESOP was primarily invested in UTC Series A ESOP Convertible Preferred Stock prior to the conversion of all 10.6 million outstanding shares of such ESOP Preferred Stock into 42.5 million shares of Common Stock on November 6, 2003. Subsequent to the ESOP share conversion, UTC established policies that increased Plan participants’ rights to diversify their ESOP shares into one or more of the Plan’s other investment alternatives. Prior to this change, diversification was generally permitted only at age 55 or later. For existing ESOP accounts, UTC established a three-year phase-in period beginning on January 1, 2004 and ending on December 31, 2006 to permit investment reallocation of Common Stock into other investment options offered by the Plan, without regard to the age of the participant. Existing ESOP account balances of those Plan participants under the age of 54 as of December 31, 2003 would become increasingly available for investment diversification at the rate of 1/36 per month until 100 percent became subject to investment diversification at the end of the three-year transition period. For Plan participants 54 years of age or older at December 31, 2003, 50 percent of ESOP shares allocated to their respective accounts became immediately available for diversification beginning on January 1, 2004 with an additional 1/24th of all remaining shares becoming available for diversification on a monthly basis over a two-year phase-in period beginning on January 1, 2005 and fully completed by December 31, 2006. Shares allocated to a participant’s ESOP account after January 1, 2004 may be re-allocated to other Plan investments without restriction provided that the participant has satisfied the Plan’s vesting requirements.

Participant Accounts. Each participant’s account is credited with (a) participant’s contributions, (b) UTC’s contributions and (c) Plan earnings and losses reduced by expense allocations. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Forfeited balances of terminated participants’ nonvested employer contribution amounts are used to reduce future UTC contributions and/or to pay Plan expenses. For the year ended December 31, 2006, approximately $501,000 of forfeitures were used to fund UTC’s contributions.

Trustee and Recordkeeper. The Plan trustee holds all of the Plan’s assets. State Street Bank and Trust (“Trustee”) is the Plan trustee. Fidelity Institutional Retirement Services Company (“Fidelity”) provides participant account recordkeeping services.

Voting Rights. Stock held in the UTC Common Stock Fund and ESOP Fund are voted by the Trustee at shareowner meetings of UTC in accordance with the confidential instructions of the participants whose accounts are invested in these funds. All shares of employer stock in the UTC Common Stock Fund or participants’ ESOP accounts for which the Trustee receives voting instructions from participants to whose accounts the shares are allocated are voted in accordance with those instructions. All employer stock in the UTC Common Stock Fund for which the Trustee does not receive timely voting instructions are voted by the Trustee in accordance with the timely instructions it receives with respect to a plurality of the shares in the UTC Common Stock Fund. All employer stock in the ESOP Fund that has been allocated to participants’ ESOP accounts but for which the Trustee does not receive timely voting instructions, and all shares in the unallocated ESOP account, are voted by the Trustee in accordance with the timely instructions it receives with respect to a plurality of the shares that are allocated to participants’ ESOP accounts.

Participant Loans. Participants are allowed to borrow up to 50 percent of their vested account balances (excluding their ESOP restricted account balance). Loan amounts range from $1,000 to $50,000 and must be repaid within 5 years. The loans are collateralized by the balance in the participant’s account and bear interest at the prime rate plus one percent per The Wall Street Journal, which ranged from 5.0 percent to 9.25 percent for loans outstanding at December 31, 2006. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits. Generally, upon termination, benefits may be left in the Plan or paid in a lump sum to a terminating participant. A participant terminating due to retirement may elect to receive benefits in installments over two to twenty years. At the participant’s election, the portion of a lump sum distribution attributable to an investment in the UTC Common Stock Fund and ESOP fund may be paid in shares of UTC Common Stock instead of cash. Distributions in UTC Common Stock for the year ended December 31, 2006 were approximately $41,088,000.

NOTE 2 - SUMMARY OF ACCOUNTING PRINCIPLES

Basis of Accounting. The financial statements of the Plan are prepared under the accrual method of accounting.

Master Trust. The Plan’s assets are kept in the Master Trust maintained by the Plan’s trustee. Under the Master Trust agreement, the assets of certain employee savings plans of UTC are combined. Participating plans purchase units of participation in the underlying investment funds based on their contribution to such funds and the unit value of the applicable investment fund at the end of the trading day in which a transaction occurs. The unit value of each fund is determined at the close of each day by dividing the sum of uninvested cash, accrued income and the current value of investments by the total number of outstanding units in such funds. Income from the funds’ investments, other than the UTC Common Stock Fund and ESOP Common Stock, increases the participating plans’ unit values. UTC Common Stock Fund and ESOP Common Stock dividends increase the Plan’s units in each fund. Distributions to participants reduce the number of participation units held by the participating plans (see Note 5).

Adoption of New Accounting Pronouncement. As of December 31, 2006, the Plan adopted Financial Accounting Standards Board Staff Position Nos. FSP AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans” (the “FSP”). The FSP requires investment contracts held by a defined contribution plan to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of a defined contribution plan. The Plan invests in investment contracts through the Master Trust. The Statement of Net Assets Available for Benefits presents the fair value of the investment in the Master Trust as well as the adjustment of the investment in the Master Trust from fair value to contract value relating to investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. The FSP was applied retroactively to the prior period presented on the Statement of Net Assets Available for Benefits as of December 31, 2005.

Investment Valuation and Income Recognition. The Plan’s investments in the Master Trust are generally stated at fair market value. Investment funds are stated at net asset value per unit or share as determined by the Trustee utilizing published market data, as applicable. Individual assets comprising the guaranteed investment contracts (“GICs”) were valued at representative quoted market prices. The fair value of the wrap contracts for the GICs was determined using the Market Price Replacement Cost approach, which incorporated the difference between current market rates for contract wrap fees and the wrap fees being charged; the difference was calculated as a dollar value. UTC, in collaboration with the insurance companies, calculated the fair value to be $0 at December 31, 2006 and 2005. As fully benefit-responsive investment contracts, the Income Fund’s investments are also stated at contract value (the amount available to pay benefits). Contract value includes contributions plus earnings, less Plan withdrawals and expenses. Participant loans are valued at cost, which approximates market value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Plan Expenses. Plan administrative expenses, including Plan trustee and a portion of the recordkeeper fees, were paid directly by the employer in 2006. Participants in 2006 paid a portion of recordkeeper fees. All other administrative, investment management fees and other investment expenses were paid out of Plan assets during 2006.

Payment of Benefits. Benefit payments to participants or beneficiaries are recorded upon distribution.

Use of Estimates. The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the dates of the financial statements and changes therein during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the dates of the financial statements. Actual results could differ from those estimates.

Risks and Uncertainties. Through the Master Trust, the Plan provides for various investment options in any combination of stocks, bonds, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 3 – NON PARTICIPANT-DIRECTED INVESTMENTS

The following is a summary of the financial information attributable to the Plan for the UTC ESOP fund investment inside the Master Trust, which is not a participant-directed investment (Note 6):

	December 31,
	2006			2005
(Thousands of Dollars)	Allocated	Unallocated	Total	Allocated	Unallocated	Total
Assets:
Short-term Investments	$36,252	$—	$36,252	$30,561	$—	$30,561
Common Stock	2,667,834	1,720,342	4,388,176	2,565,369	1,634,474	4,199,843
ESOP Receivables	—	175,783	175,783	7,369	173,349	180,718

Total Assets	2,704,086	1,896,125	4,600,211	2,603,299	1,807,823	4,411,122
Liabilities:
Accrued ESOP Interest	—	(1,436)	(1,436)	—	(1,554)	(1,554)
ESOP Debt	—	(97,900)	(97,900)	—	(130,800)	(130,800)
Notes Payable to UTC	—	(272,333)	(272,333)	—	(255,033)	(255,033)

Total Liabilities	—	(371,669)	(371,669)	—	(387,387)	(387,387)

Net Assets	$2,704,086	$1,524,456	$4,228,542	$2,603,299	$1,420,436	$4,023,735

	Year Ended December 31, 2006
	Allocated	Unallocated	Total
Additions:
Interest and dividend income	$42,328	$32,677	$75,005
Contributions	—	6,759	6,759
Allocation of ESOP shares, at market	97,554	—	97,554
Net appreciation of ESOP shares	301,876	188,878	490,754

Total Additions	441,758	228,314	670,072
Deductions:
Distributions to participants	(120,203)	—	(120,203)
Interest expense	—	(26,740)	(26,740)
Transfers to participant-directed investments	(220,768)	—	(220,768)
Allocation of ESOP shares, at market	—	(97,554)	(97,554)

Total Deductions	(340,971)	(124,294)	(465,265)
Net increase	100,787	104,020	204,807
Net assets:
Beginning of Year	2,603,299	1,420,436	4,023,735

End of Year	$2,704,086	$1,524,456	$4,228,542

NOTE 4 - INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

Through the Master Trust, the Plan invests in an Income Fund that invests in GICs with insurance companies. Under these contracts, each insurance company guarantees repayment in full of the principal amount plus interest credited at a fixed rate for a specified period. Interest is credited to each contract based on an annual interest rate set each year by the individual insurance companies. The insurance companies provide assurances that future adjustments to the crediting rate can not result in a crediting rate less than zero. This rate, which differs among contracts, takes into account any difference between prior year credited interest and the actual amount of investment earnings allocable to the contract in accordance with the established allocation procedures of the insurance company. The crediting rate is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation. There are no reserves against contract value for credit risk.

Certain events could limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) certain amendments to the Plan documents that adversely impact the Income Fund; (ii) introduction of an investment option that competes with the Income Fund; (iii) certain Plan sponsor events (e.g. a significant divestiture) that cause a significant withdrawal from the Plan; (iv) the failure of the trust to qualify for exemption from federal income taxes; or, (v) material breach of contract provisions. UTC does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable. Certain events enable issuers to terminate their contracts with UTC and settle at an amount other than contract value. Under each contract, UTC has the option to address and cure any such event within a specified period of time. UTC does not believe that the occurrence of any such event is probable.

The average yield of the GICs based on actual earnings was approximately 5.8% and 5.4% for the year ended December 31, 2006 and 2005, respectively. The average yield of the GICs based on interest rate credited to participants was approximately 6.0% and 5.5% for the year ended December 31, 2006 and 2005, respectively.

NOTE 5 - INVESTMENT IN MASTER TRUST

UTC has entered into a Master Trust agreement with the Trustee. Under this agreement, certain savings plans of UTC combine their trust fund investments in the Master Trust.

Participating plans purchase units of participation in the investment funds based on their contribution to such funds along with income that the investment funds may earn, less distributions made to the plans’ participants. The Plan’s interest in the net assets of the Master Trust was approximately 89 percent at December 31, 2006 and 2005.

The following is a summary of the financial information and data for the Master Trust and the portion attributable to the Plan:

United Technologies Corporation Employee Savings Plan

Master Trust Statements of Net Assets

(Thousands of Dollars)

	December 31,
	2006			2005
	Allocated	Unallocated	Total	Allocated	Unallocated	Total
Assets:

Short-term investments	$77,609	$—	$77,609	$63,183	$—	$63,183

Investments:
Equity:
Mutual funds	1,595,082	—	1,595,082	1,214,028	—	1,214,028
Equity commingled index funds	1,825,755	—	1,825,755	1,532,043	—	1,532,043
Common stock	3,889,346	1,720,342	5,609,688	3,611,273	1,634,474	5,245,747
Debt:
Fixed income commingled index funds	28,355	—	28,355	29,483	—	29,483
Income fund investment contracts	6,496,567	—	6,496,567	6,189,689	—	6,189,689

Participant notes receivable	117,560	—	117,560	104,446	—	104,446

Subtotal	14,030,274	1,720,342	15,750,616	12,744,145	1,634,474	14,378,619

ESOP receivables	—	175,783	175,783	7,369	173,349	180,718
Interest and dividend receivable	723	—	723	6,932	—	6,932

Total assets	14,030,997	1,896,125	15,927,122	12,758,446	1,807,823	14,566,269

Liabilities:

Accrued liabilities	(8,398)	—	(8,398)	(3,920)	—	(3,920)
Accrued ESOP interest	—	(1,436)	(1,436)	—	(1,554)	(1,554)
ESOP debt	—	(97,900)	(97,900)	—	(130,800)	(130,800)
Notes payable to UTC	—	(272,333)	(272,333)	—	(255,033)	(255,033)

Total liabilities	(8,398)	(371,669)	(380,067)	(3,920)	(387,387)	(391,307)

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(201,254)	—	(201,254)	(194, 237)	—	(194, 237)

Net Assets	$13,821,345	$1,524,456	$15,345,801	$12,560,289	$1,420,436	$13,980,725

Net assets of the Master Trust attributable to the Plan	$12,168,701	$1,524,456	$13,693,157	$11,043,829	$1,420,436	$12,464,265

United Technologies Corporation Employee Savings Plan

Master Trust Statement of Changes in Net Assets

(Thousands of Dollars)

	Year Ended December 31, 2006
	Allocated	Unallocated	Total
Additions:
Interest and dividend income	$212,253	$32,677	$244,930
Transfers in from participating plans for purchase of units	424,685	6,759	431,444
Allocation of 1,649,000 ESOP shares, at market	97,554	—	97,554
Net appreciation on fair value of investments	1,120,220	188,878	1,309,098

Total additions	1,854,712	228,314	2,083,026
Deductions:
Transfers out on behalf of participating plans for distributions	(753,046)	—	(753,046)
Allocation of 1,649,000 ESOP shares, at market	—	(97,554)	(97,554)
Master Trust and interest expense	(2,683)	(26,740)	(29,423)

Total deductions	(755,729)	(124,294)	(880,023)

Net increase prior to transfers	1,098,983	104,020	1,203,003

Plan transfers:
Assets transferred in	162,465	—	162,465
Assets transferred out	(392)	—	(392)

Net Plan transfers	162,073	—	162,073

Increase in net assets	1,261,056	104,020	1,365,076
Net Assets:
Beginning of Year	12,560,289	1,420,436	13,980,725

End of Year	$13,821,345	$1,524,456	$15,345,801

During 2006, the Master Trust investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:
(Thousands of Dollars)
ESOP Fund	$490,754
UTC Common Stock Fund	$132,422
Other Funds	$685,922

$1,309,098

Year Ended December 31, 2006
Amounts pertaining to Plan:
Plan interest in net appreciation and investment income of Master Trust	$1,412,715

Contributions received (cash basis)	$336,573

Net assets transferred into Plan	$162,339

Distributions to participants or beneficiaries	$(653,534)

Plan interest and administrative expenses	$(29,201)

NOTE 6 - EMPLOYEE STOCK OWNERSHIP PLAN

The ESOP was established on June 30, 1989. The ESOP purchased approximately 14.5 million shares of $1.00 par value Series A ESOP Convertible Preferred Stock (“ESOP Shares”), with a $4.80 per share annual dividend from UTC. The ESOP financed the ESOP Share purchases with interest bearing promissory notes (“ESOP debt”) (See Notes 7 and 8).

On November 6, 2003, UTC and the Trustee effected the conversion of all 10.6 million outstanding shares of ESOP Preferred Stock into 42.5 million shares of Common Stock. At the time of the conversion, each ESOP Share was convertible into four shares of Common Stock and had a guaranteed value of $65.

Shares of Common Stock are allocated to participant accounts of the Plan as participants earn UTC’s matching contributions. Shares of Common Stock are released for allocation to participants as principal and interest payments are made on the ESOP debt. Cash dividends on Common Stock shares held by the ESOP and additional contributions from UTC are used to repay ESOP debt principal and interest. ESOP debt may be pre-paid or re-amortized to either increase or decrease the number of shares released so that the value of released shares equals the value of the plan benefit. The Corporation may also, at its option, contribute additional Common Stock or cash to the ESOP. UTC has provided certain guarantees related to the matching contribution formula and certain other commitments in connection with the restructured ESOP debt. For the year ended December 31, 2006, participants were credited with matching contributions of $97.6 million representing approximately 1,649,000 shares. Additionally, in lieu of receiving cash, participants’ dividends are paid by allocating additional shares to participant accounts. Participants may elect to receive cash dividends. During 2006, participants earned dividends of approximately $44.6 million representing approximately 724,000 shares of Common Stock.

Shares allocated to a participant generally may not be distributed until the participant’s termination, disability, retirement, or death. Upon distribution, a participant may elect to receive either cash or shares of Common Stock. The ESOP Fund’s investment in Common Stock shares at December 31, 2006 is as follows:

(Thousands of Dollars, except shares)	December 31, 2006
	Allocated	Total
Number of Shares	42,713,531	70,188,348
Market Value	$2,670,450	$4,388,176

The ESOP Fund’s investment in Common Stock shares at December 31, 2005 was as follows:

(Thousands of Dollars, except shares)	December 31, 2005
	Allocated	Total
Number of Shares	45,834,454	75,117,916
Market Value	$2,562,604	$4,199,843

The market value per share of the Common Stock was $62.52 and $55.91, at December 31, 2006 and 2005, respectively. Further, the Net Assets Available for Benefits in the ESOP Fund at December 31, 2006 and 2005 include unrealized appreciation of approximately $3.8 billion and $3.6 billion, of which $1.5 billion and $1.4 billion relates to unallocated shares, respectively.

NOTE 7 - ESOP DEBT

In 1990, the Master Trust, with UTC as guarantor, executed a Note and Guaranty Agreement (the “Agreement”) and issued $660,000,000 of Series A, B, C and D notes (described below) representing the ESOP’s permanent financing. The Series A ESOP Debt was repaid in full during 1999. The amounts outstanding under the Agreement, with interest rates and maturity dates, are as follows at December 31, 2006:

Note Series	Principal (000’s)	Rate of Interest	Due
B	$47,900	7.68%	2007-2008
C	17,300	7.68%	2008
D	32,700	7.68%	2009

	$97,900

Required payments on these notes, in aggregate, are: $32.6 million in 2007, $32.6 million in 2008 and $32.7 million in 2009.

NOTE 8 - NOTES PAYABLE

In conjunction with the ESOP financing discussed in Note 7, the Master Trust issued a promissory note to UTC in 1990, bearing interest at 10.5 percent, and due over the period 2004 through 2009. At December 31, 2006 and 2005, $26.3 million and $33.0 million were outstanding, respectively. Required principal payments on the note are: $7.5 million in 2007, $8.4 million in 2008 and $10.4 million in 2009. The Trustee executed the following additional promissory notes. These promissory notes replace a portion of the 1990 ESOP Debt notes described in Note 7 above.

Dates Issued	Principal (000’s)	Rate of Interest	Due
December 10, 1997	$15,000	6.35%	December 10, 2007
December 10, 1998	19,000	5.50%	December 10, 2008
December 10, 1999	32,000	6.95%	December 10, 2009
December 10, 2000	27,000	6.72%	December 10, 2010
December 10, 2001	27,000	5.95%	December 10, 2011
December 10, 2002	23,000	5.58%	December 10, 2012
December 10, 2003	21,000	5.35%	December 10, 2033
December 10, 2004	29,000	5.29%	December 10, 2034
December 10, 2005	29,000	5.28%	December 10, 2035
December 10, 2006	24,000	5.05%	December 10, 2036

	$246,000

NOTE 9 - RELATED-PARTY TRANSACTIONS

Fidelity and the Trustee manage certain Plan investment options. These transactions qualify as party-in-interest transactions.

The Master Trust holds common shares of UTC, the Plan sponsor, and these qualify as exempt party-in-interest transactions.

The Plan invests in the UTC Common Stock Fund (the “Fund”), which is comprised of a short-term investment fund component and shares of common stock of UTC. The unit values of the Fund are recorded and maintained by Fidelity. During the year ended December 31, 2006, the Plan purchased units of the Fund in the approximate amount of $485,614,000, sold units of the Fund in the approximate amount of $455,185,000, and had net appreciation on the Fund in the approximate amount of $106,411,000, and dividends and interest of approximately $14,321,000. The total value of the Plan’s interest in the Fund was approximately $1,002,518,000 and $865,633,000 at December 31, 2006 and 2005, respectively.

The Plan invests in the ESOP, which is comprised of a short-term investment fund component and shares of common stock of UTC. The total value of the Plan’s interest in the ESOP was approximately $4,228,542,000 and $4,023,735,000 at December 31, 2006 and 2005, respectively, see (Notes 1, 3, 6, 7, and 8). In connection with the note payable financing (Note 8) the Plan has an ESOP receivable of $175,783,000 from UTC.

NOTE 10 – TRANSFER OF PLAN ASSETS

In 2006, $162,392,000 was transferred into the Plan, of which approximately $141,000,000 was from the Kidde Retirement Savings 401(k) Plan (the “Kidde Plan”). Participants of the Kidde Plan were eligible to participate in the Plan effective January 1, 2006.

NOTE 11 – PLAN TERMINATION

Although it has not expressed any intent to do so, UTC has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and to certain Plan provisions that limit this right when certain ESOP loans remain outstanding. In the event of Plan termination, participants will become 100 percent vested in their accounts.

NOTE 12 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following are reconciliations of net assets available for benefits and benefits paid from the financial statements to the Form 5500:

(Thousands of Dollars)	December 31,
	2006	2005
Net assets available for benefits per the financial statements	$13,694,041	$12,464,876
Amounts allocated to participant withdrawals	(1,218)	(1,148)

Net assets available for benefits per Form 5500	$13,692,823	$12,463,728

Year Ended December 31, 2006
Distributions to participants or beneficiary per the financial statements	$653,534
Add: Amounts allocated to participant withdrawals at December 31, 2006	1,218
Less: Amounts allocated to participant withdrawals at December 31, 2005	(1,148)

Distributions to participants or beneficiary per Form 5500	$653,604

Amounts allocated to participant withdrawals are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date. Additionally, fully benefit-responsive GICs are recorded on the Form 5500 at contract value while in the Plan’s financial statements these investments are presented at fair value with an adjustment to contract value.

NOTE 13 – TAX STATUS

The Internal Revenue Service has determined and informed UTC by letter dated April 28, 2003 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 14 – NEW ACCOUNTING PRONOUNCEMENT

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements,” which is effective for fiscal years beginning after November 15, 2007 and for interim periods within those years. This statement defines fair value, establishes a framework for measuring fair value and expands the related disclosure requirements. The Plan has evaluated the new statement and has determined that it will not have a significant impact on the net assets available for benefits.

NOTE 15 – LEGAL MATTERS

On September 11, 2006, certain individuals purporting to represent a class of plaintiffs filed a lawsuit against the Company, the Plan and certain individuals in the United States District Court for the Northern District of Illinois, Taylor v. United Techs. Corp., No. 06-CV-4895 (N.D. Ill. Sept. 11, 2006). After withdrawing this suit, the same individuals filed a nearly identical lawsuit in United States District Court for the District of Connecticut, Taylor v. United Techs. Corp., No. 3:06-CV-01494 (D. Conn. Sept., 22, 2006). The plaintiffs allege unreasonable plan administration and investment advisory fees in violation of the Employee Retirement Income Security Act of 1974. The Company believes the outcome of this matter will not have a material impact on the Plan’s net assets available for benefits.

UNITED TECHNOLOGIES CORPORATION EMPLOYEE SAVINGS PLAN

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2006

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Cost value	(e) Current value
*	Plan Participants	Participant loans receivable, interest ranging from 5.0 percent to 9.25 percent, terms ranging from 1 to 5 years	—	$83,970,757

*	Indicates an identified person known to be a party-in-interest to the Plan.

SIGNATURE

The Plan (or persons who administer the employee benefit plan), pursuant to the requirements of the Securities Exchange Act of 1934, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNITED TECHNOLOGIES CORPORATION EMPLOYEE SAVINGS PLAN

Dated: June 29, 2007	By:	/s/ Natalie Morris
Natalie Morris
Director, Employee Benefits and Human Resources Systems United Technologies Corporation

EXHIBIT INDEX

(23)	Consent of Independent Registered Public Accounting Firm *

*	Submitted electronically herewith.